AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

25 March 2002

02028452

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02 APR 16 AM 11:56

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 22 March 2002, Re: Kuala Lumpur High Court Suit No. D4-22-3325-99 - Hj Ariffin bin Hj Ismail and Tafco Development Sdn Bhd v. Ambang Maju Sdn Bhd and others for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

CHAN POH LAN
Secretary

dlw 4/16

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Form Version 2.0

General Announcement

Submitted by **AMSTEEL** on **22-03-2002 06:44:29 PM**
Reference No **AA-020322-67037**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Kuala Lumpur High Court Suit No. D4-22-3325-99
Hj Ariffin bin Hj Ismail and Tafco Development Sdn Bhd (collectively, "Plaintiffs") v. Ambang Maju Sdn Bhd and others (collectively, "Defendants")

* **Contents :-**

We refer to our announcement dated 4 January 2000 on the aforesaid matter. In relation thereto, the Board of Directors of the Company wishes to announce that the above captioned suit commenced by the Plaintiffs against Ambang Maju Sdn Bhd ("AMSB"), a subsidiary of the Company, and the other Defendants in the High Court has been withdrawn by the Plaintiffs on 20 March 2002 with liberty to file afresh and with the Defendants' costs to be paid by the Plaintiffs.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary
22 MAR 2002